Supplementing the Preliminary Prospectus	Filed Pursuant to Rule 433
Supplement dated September 14, 2020	Registration Statement No. 333-227749
(To Prospectus dated October 9, 2018)	and 333-227749-01

$1,000,000,000

Chubb INA Holdings Inc.

1.375% Senior Notes due 2030

Fully and Unconditionally Guaranteed by

Chubb Limited

Pricing Term Sheet

September 14, 2020

Issuer:	Chubb INA Holdings Inc.

Guarantor:	Chubb Limited

Ratings (Moody’s / S&P / Fitch)*:	A3 (positive) / A (stable) / A (stable)

Offering Format:	SEC Registered

Security Type:	Senior Unsecured Notes

Description of Securities:	1.375% Senior Notes due 2030 (the “Notes”)

Pricing Date:	September 14, 2020

Settlement Date:	September 17, 2020 (T+3)

Maturity Date:	September 15, 2030

Principal Amount:	$1,000,000,000

Public Offering Price:	99.777%

Coupon (Interest Rate):	1.375% per year

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing March 15, 2021 (short first coupon)

Benchmark Treasury:	UST 0.625% due August 15, 2030

Benchmark Treasury Price / Yield:	99-18+ / 0.669%

Spread to Benchmark Treasury:	+73 basis points

Yield to Maturity:	1.399%

Optional Redemption:	As described in the Preliminary Prospectus Supplement – • Make-Whole Call prior to June 15, 2030 (T + 15 basis points) • Par Call on or after June 15, 2030

CUSIP/ISIN:	171239AG1 / US171239AG12

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC BofA Securities, Inc. Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

Co-Managers:

ANZ Securities, Inc.

MUFG Securities Americas Inc.

Barclays Capital Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

RBC Capital Markets, LLC

BNY Mellon Capital Markets, LLC

Scotia Capital (USA) Inc.

Standard Chartered Bank

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer or the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and J.P. Morgan Securities LLC collect at 1-212-834-4533.

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